FRANK J. HARITON * ATTORNEY - AT - LAW
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1065 Dobbs Ferry Road * White Plains * New York 10607 * (Tel) (914) 674-4373 *
(Fax) (914) 693-2963 * (e-mail) hariton@sprynet.com

                                 April 15, 2013

Loan Lauren P. Nguyen,
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

     Re: Earn-A-Car Inc. (f/k/a Victoria Internet Services, Inc.)
         Amendment Number 5 to Current Report on Form 8-K
         File No. 333-165391

Dear Ms. Nguyen:

As previously explained, I am securities counsel to Earn-A-Car Inc. (f/k/a Victoria Internet Services, Inc.) (the "Company") and am submitting this letter in conjunction with the Company's filing of Amendment Number 5 to the above referenced Current Report on Form 8-K (the "Amendment") and in response to your letter dated January 8, 2013 (the "Letter").

The Amendment primarily represents a response to the comments in your Letter. The numbered paragraphs below correspond to the numbered paragraphs in the Letter.

1. The requested addition has been made in the amendment under our business model in the 6th paragraph (Pg 4) where the detail on our fleet buying is disclosed.

2. We have revised our discussions back to the way they were originally presented with some slight amendments. We mention that this discussion has been superseded by various 10-Q's as well as 8-K announcements detailing actual finance raised and is obviously no longer relevant but remains factually correct.

3. The revised cash flow statement was done in response to your previous comment 23. The foreign currency translation is not included in the "net income" line in the statement of operations and has thus has not yet been netted with the foreign currency translation adjustment, therefore this line item is needed in the Statement of Cash Flows in order to reconcile the cash from operations to the cash on hand at the period end. Any further help would be appreciated.

4.   Thank you. We will disclose consistently in future filings.

5. On your instance we have perused SAB Topic 13 A.f. It is hard to definitively argue that the up-front administrative fee represents the culmination of a separate earnings process. While the actual notice period for clients is one month's notice our average client term over the period in question was approximately 20 months. In any event, we have calculated the effect of recognition over the average actual term and taking it immediately. The gross effect on February 2012 would have been US$65,000 (Feb 2011: US$51,000) However, this is before incremental direct costs of US$166 per successful loan rental. The net difference is US$22,800 (Feb 2011: US$ 20,000). These amounts show that the difference between these methods is not material.

6. Our cash back liability is accounted for and expensed on a month to month basis straight line as it is incurred. The cash back amount is included in Accounts payable and was approximately $150,000 in Feb 2012 (Feb 2011:
     US$97000). The cash back monthly amount and period is calculated at the beginning of the rental so as to accrue monthly straight line sufficient cash back to allow the client to buy the car from ourselves at the future carrying value at the end of the cash back term. As the expected carrying value of the vehicle may change over the cash back period, we review all contracts annually to ensure our cash back is adequate. All contracts with less than 12 months to run are reviewed quarterly and we provide for the shortfall of cash back to estimated carrying value of the cars to the end of the contract term.

     The administrative fee is never returned to the client.

     We have revised the notes to the consolidated financial statements under "Receivables and Payables" on F-8 to describe and deal with cash back.

If you require anything further, do not hesitate to contact me.

                                        Very truly yours,

                                        /s/ Frank J. Hariton
                                        ---------------------------------
                                        Frank J. Hariton

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